Filed pursuant to Rule 433

Preliminary Prospectus dated November 3, 2008

Registration No. 333-130932

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

November 3, 2008

2008 Series B 8.875% Senior Notes Due 2038

Issuer:	Virginia Electric and Power Company

Principal Amount:	$700,000,000

Expected Ratings (Moody’s/S&P/Fitch):	Baa1 (stable outlook)/A- (stable outlook)/A- (stable outlook)

Trade Date:	November 3, 2008

Settlement Date:	November 6, 2008

Final Maturity Date:	November 15, 2038

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	May 15, 2009

Call Provisions:	Make Whole Call at T+ 50 bps

Treasury Benchmark:	4.375% due February 15, 2038

Benchmark Yield:	4.312%

Spread to Benchmark:	+ 456.3 bps

Reoffer Yield:	8.875%

Coupon:	8.875%

Price to Public:	99.995%

Proceeds to Company Before Expenses:	99.120%

CUSIP/ISIN:	927804FG4/US927804FG41

Joint Book-Running Managers:	Citigroup Global Markets Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Citigroup Global Markets Inc.	1-877-858-5407 (toll free)

Goldman, Sachs & Co.	1-866-471-2526 (toll free)

Greenwich Capital Markets, Inc.	1-866-884-2071 (toll free)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.